Sunlands Technology Group Announces Unaudited

Fourth Quarter and Full Year 2019 Financial Results

Q4 net revenues decreased by 3.4% year-over-year

Q4 gross billings (non-GAAP) decreased by 15.5% year-over-year

Q4 new student enrollments1 decreased by 22.6% year-over-year

BEIJING, March 27, 2020 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the fourth quarter ended December 31, 2019.

Fourth Quarter 2019 Financial and Operational Snapshots

•	Net revenues were RMB549.7 million (US$79.0 million), representing a 3.4% decrease year-over-year.

•	Gross billings (non-GAAP) were RMB642.0 million (US$92.2 million), representing a 15.5% decrease year-over-year.

•	Gross profit was RMB448.2 million (US$64.4 million), representing an 8.6% decrease year-over-year.

•	Net loss was RMB139.5 million (US$20.0 million), representing a 24.0% decrease year-over-year. Net loss margin, defined as net loss as a percentage of net revenues, decreased to 25.4% from 32.3% in the fourth quarter of 2018.

•	New student enrollments were 92,718, representing a 22.6% decrease year-over-year.

•	As of December 31, 2019, the Company’s deferred revenue balance was RMB3,228.8 million (US$ 463.8 million).

________________

1New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

Full Year 2019 Financial and Operational Snapshots

•	Net revenues were RMB2,193.9 million (US$315.1 million), representing a 11.1% increase year-over-year.

•	Gross billings (non-GAAP) were RMB2,358.5 million (US$338.8 million), representing a 26.6% decrease year-over-year.

•	Gross profit was RMB1,797.6 million (US$258.2 million), representing a 9.4% increase year-over-year.

•	Net loss was RMB395.2 million (US$56.8 million), representing a 57.4% decrease year-over-year. Net loss margin, defined as net loss as a percentage of net revenues, decreased to 18.0% from 47.0% in the full year 2018.

•	New student enrollments were 363,013, representing a 31.0% decrease from the full year 2018.

“In the fourth quarter of 2019, we continued to focus on our multi-pronged strategy for student acquisition and retention. Our efforts centered around the further development and differentiation of our products and services through the application of big data analytics and AI technology. This has allowed us to produce significant operational benefits to both our employees and students, facilitate our digital transformation, and further strengthen our data security and risk control capabilities,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “In order to satisfy the diverse needs of our students, we also continued broadening our online course offerings, with more choices for master’s-oriented and professional certificate programs. Our master’s-oriented programs accounted for 19.8% of total gross billings in the fourth quarter of 2019, significantly higher compared with 7.8% in the same period a year ago. These initiatives, coupled with and our solid track record of pass rates, position us well to capture the strong long run growth opportunity in the online post-secondary and professional education market.”

Mr. Steven Yipeng Li, Chief Financial Officer of Sunlands, said, “Our net revenues were RMB549.7 million in the fourth quarter of 2019, in line with our guidance. Our gross billings and new student enrollments declined 15.5% and 22.6%, respectively, year-over-year, primarily as a result of slowing macroeconomic growth in China and adjustment of marketing strategies in view of challenges in student acquisition cost. During the fourth quarter, we continued to pursue a balanced approach to grow revenue and improve profitability, by executing our student acquisition strategy while continually streamlining our cost structure. Our administrative expenses, as well as sales and marketing expenses decreased by 30.9% and

10.2%, respectively, compared with the same quarter last year. Our cost efficiency improvement measures led to a reduction in net loss in the fourth quarter, to RMB139.5 million, 24.0% lower compared with a loss of RMB183.7 million in fourth quarter of 2018. Looking ahead into 2020, we are optimistic that our dedication to persistent product and service upgrades will continue to bring value to our customers, and ultimately our shareholders.”

Financial Results for the Fourth Quarter of 2019

Net Revenues

In the fourth quarter of 2019, net revenues decreased by 3.4% to RMB549.7 million (US$79.0 million) from RMB568.8 million in the fourth quarter of 2018. The decrease was mainly due to the decrease of gross billings in 2019 compared with 2018.

Cost of Revenues

Cost of revenues increased by 29.3% to RMB101.5 million (US$14.6 million) in the fourth quarter of 2019 from RMB78.5 million in the fourth quarter of 2018, which was primarily due to an increase in our insurance-related costs as we began to offer a bundled service including an integrated online education service package with insurance coverage for tuition refund. Our insurance-related costs refer to the premium that we pay for the insurance in order to deliver such integrated online education service package purchased by students.

Gross Profit

Gross profit decreased by 8.6% to RMB448.2 million (US$64.4 million) in the fourth quarter of 2019 from RMB490.3 million in the fourth quarter of 2018.

Operating Expenses

In the fourth quarter of 2019, operating expenses were RMB599.0 million (US$86.0 million), representing a 14.4% decrease from RMB699.7 million in the fourth quarter of 2018.

Sales and marketing expenses decreased by 10.2% to RMB476.1 million (US$68.4 million) in the fourth quarter of 2019 from RMB530.1 million in the fourth quarter of 2018. The decrease was mainly due to reduced marketing spending, reflective of disciplined, prudent cost management, and the decrease in expenses related to sales and marketing personnel.

General and administrative expenses decreased by 30.9% to RMB98.6 million (US$14.2 million) in the fourth quarter of 2019 from RMB142.6 million in the fourth quarter of 2018. The decrease was mainly due to the decrease in office and compensation expenses.

Product development expenses decreased by 9.9% to RMB24.3 million (US$3.5 million) in the fourth quarter of 2019 from RMB27.0 million in the fourth quarter of 2018. The decrease was primarily due to a decrease in the number of employees and compensation incurred related to our product and technology development personnel during the quarter.

Net Loss

Net loss for the fourth quarter of 2019 was RMB139.5 million (US$20.0 million), compared with RMB183.7 million in the fourth quarter of 2018.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB20.46 (US$2.94) in the fourth quarter of 2019.

Cash and Cash Equivalents and Short-term Investments

As of December 31, 2019, the Company had RMB1,402.2 million (US$201.4 million) of cash and cash equivalents and RMB217.6 million (US$31.3 million) of short-term investments, compared with RMB1,248.8 million of cash and cash equivalents and RMB1,028.6 million of short-term investments as of December 31, 2018.

Deferred Revenue

As of December 31, 2019, the Company had a deferred revenue balance of RMB3,228.8 million (US$463.8 million), compared with RMB3,286.0 million as of December 31, 2018.

Capital Expenditures

Capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support Sunlands’ operations. Capital expenditures were RMB10.4 million (US$1.5 million) in the fourth quarter of 2019, compared with RMB263.1 million in the fourth quarter of 2018.

Financial Results for the Year 2019

Net Revenues

In 2019, net revenues increased by 11.1% to RMB2,193.9 million (US$315.1 million) from

RMB1,974.0 million in the year of 2018. The increase was mainly driven by the growth in the number of students in 2019 compared to 2018.

Cost of Revenues

Cost of revenues increased by 20.0% to RMB396.3 million (US$56.9 million) in the year of 2019 from RMB330.4 million in 2018, which was primarily due to an increase in our insurance-related costs as we began to offer a bundled service including an integrated online education service package with insurance coverage for tuition refund. Our insurance-related costs refer to the premium that we pay for the insurance in order to deliver such integrated online education service package purchased by students.

Gross Profit

Gross profit increased by 9.4% to RMB1,797.6 million (US$258.2 million) from RMB1,643.6 million in 2018.

Operating Expenses

In the year of 2019, operating expenses were RMB2,257.3 million (US$324.2 million), representing a 15.5% decrease from RMB2,672.5 million in the year of 2018.

Sales and marketing expenses decreased by 16.7% to RMB1,792.3 million (US$257.4 million) in 2019 from RMB2,152.8 million in 2018. The decrease was mainly due to reduced marketing spend, reflective of disciplined, prudent cost management, and a decrease in expenses related to sales and marketing personnel.

General and administrative expenses decreased by 18.1% to RMB363.3 million (US$52.2 million) in 2019 from RMB443.7 million in 2018.

Product development expenses increased by 33.8% to RMB101.7 million (US$14.6 million) in 2019 from RMB76.0 million in 2018.

Net Loss

Net loss for 2019 was RMB395.2 million (US$56.8 million), compared with RMB927.0 million in 2018.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB57.81 (US$ 8.30) in 2019, compared with RMB147.27 in 2018.

Capital Expenditures

Capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support Sunlands’ operations. Capital expenditures were RMB25.5 million (US$3.7 million) in 2019, compared with RMB518.4 million in 2018.

Outlook

For the first quarter of 2020, Sunlands currently expects net revenues to be between RMB540.0 million to RMB560.0 million, which would represent a decrease of 4.3% to 0.7% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate for December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on March 27, 2020, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	1-412-902-4272
US toll free:	1-888-346-8982
Canada toll free:	1-855-669-9657
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until April 3, 2020.

International:	1-412-317-0088
US toll free:	1-877-344-7529
Canada toll free:	855-669-9658
Replay access code:	10140418

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,248,810	1,402,226	201,417
Short-term investments	1,028,564	217,640	31,262
Prepaid expenses and other current assets	124,908	180,881	25,982
Deferred costs, current	180,657	243,447	34,969
Total current assets	2,582,939	2,044,194	293,630
Non-current assets
Property and equipment, net	559,511	545,675	78,381
Intangible assets, net	1,369	1,176	169
Right-of-use assets	-	598,991	86,040
Deferred costs, non-current	146,610	205,488	29,517
Long-term investments	30,009	40,026	5,749
Deferred tax assets	-	85,513	12,283
Other non-current assets	418,700	447,639	64,299
Total non-current assets	1,156,199	1,924,508	276,438
TOTAL ASSETS	3,739,138	3,968,702	570,068

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB241,204 and RMB209,727 as of
December 31, 2018 and December 31, 2019, respectively)	455,284	435,225	62,516
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,765,085 and
RMB1,162,938 as of December 31, 2018 and December 31, 2019, respectively)	1,765,085	1,670,076	239,891
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and
RMB22,659 as of December 31, 2018 and December 31, 2019, respectively)	-	40,236	5,780
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2018, and December 31, 2019, respectively)	61,540	61,540	8,840
Long-term debt, current (including long-term debt, current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December
31, 2018 and December 31, 2019, respectively)	32,500	32,500	4,668
Total current liabilities	2,314,409	2,239,577	321,695

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued (Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB1,520,940 and RMB1,096,482 as of December 31, 2018 and December 31,
2019, respectively)	1,520,940	1,558,694	223,892
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and RMB358,467 as of December 31, 2018 and December 31,
2019, respectively)	-	616,246	88,518
Deferred tax liabilities(including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of nil and RMB4,415 as of
December 31, 2018 and December 31, 2019, respectively)	-	87,954	12,634
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of
December 31, 2018 and December 31, 2019, respectively)	17,147	11,469	1,647
Long-term debt, non-current (including long-term debt, non-current of the consolidated
VIEs without recourse to Sunlands Technology Group of nil and nil as of
December 31, 2018 and December 31, 2019, respectively)	225,625	193,125	27,741
Total non-current liabilities	1,763,712	2,467,488	354,432
TOTAL LIABILITIES	4,078,121	4,707,065	676,127

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,818,383 and 1,830,183 shares issued as of December 31, 2018 and December 31, 2019, respectively; 1,773,301 and 1,728,006 shares
outstanding as of December 31, 2018 and December 31, 2019, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2018 and December 31, 2019, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,265,286 and 4,258,686 shares issued and outstanding
as of December 31, 2018 and December 31, 2019, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,391,822	2,363,999	339,567
Accumulated deficit	(2,849,770)	(3,244,587)	(466,056)
Accumulated other comprehensive income	118,827	142,435	20,460
Total Sunlands Technology Group shareholders’ deficit	(339,119)	(738,151)	(106,029)
Noncontrolling interest	136	(212)	(30)
TOTAL SHAREHOLDERS’ DEFICIT	(338,983)	(738,363)	(106,059)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,739,138	3,968,702	570,068

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2018	2019
	RMB	RMB	US$
Net revenues	568,799	549,722	78,963
Cost of revenues	(78,515)	(101,512)	(14,581)
Gross profit	490,284	448,210	64,382

Operating expenses
Sales and marketing expenses	(530,100)	(476,090)	(68,386)
Product development expenses	(26,956)	(24,295)	(3,490)
General and administrative expenses	(142,613)	(98,603)	(14,163)
Total operating expenses	(699,669)	(598,988)	(86,039)
Loss from operations	(209,385)	(150,778)	(21,657)
Interest income	23,421	9,203	1,320
Interest expense	(2,171)	(3,365)	(483)
Other income, net	1,179	6,894	990
Loss before income tax expenses	(186,956)	(138,046)	(19,830)
Income tax expenses	-	(2,440)	(350)
Gain from equity method investments	3,288	949	136
Net loss	(183,668)	(139,537)	(20,044)

Less: Net loss attributable to noncontrolling interest	(1)	(74)	(11)

Net loss attributable to Sunlands Technology Group	(183,667)	(139,463)	(20,033)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(26.68)	(20.46)	(2.94)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,883,286	6,815,041	6,815,041

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	For the Three Months Ended December 31,
	2018	2019
	RMB	RMB	US$
Net loss	(183,668)	(139,537)	(20,044)
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	1,820	(33,578)	(4,823)
Total comprehensive loss	(181,848)	(173,115)	(24,867)
Less: comprehensive loss attributable to noncontrolling
interest	(1)	(74)	(11)
Comprehensive loss attributable to Sunlands Technology
Group	(181,847)	(173,041)	(24,856)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2018	2019
	RMB	RMB
Net revenues	568,799	549,722
Less: other revenues	(697)	(11,137)
Add: tax and surcharges	21,879	35,746
Add: ending deferred revenue	3,286,025	3,228,770
Add: ending refund liability	-	128,478
Less: beginning deferred revenue	(3,116,225)	(3,214,564)
Less: beginning refund liability	-	(75,046)
Gross billings (non-GAAP)	759,781	641,969

Net loss	(183,668)	(139,537)
Add: income tax expenses	-	2,440
depreciation and amortization	8,013	9,343
interest expense	2,171	3,365
Less: interest income	(23,421)	(9,203)
EBITDA (non-GAAP)	(196,905)	(133,592)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2018	2019
	RMB	RMB	US$
Net revenues	1,973,985	2,193,902	315,134
Cost of revenues	(330,376)	(396,316)	(56,927)
Gross profit	1,643,609	1,797,586	258,207

Operating expenses
Sales and marketing expenses	(2,152,830)	(1,792,285)	(257,446)
Product development expenses	(76,022)	(101,717)	(14,611)
General and administrative expenses	(443,691)	(363,307)	(52,186)
Total operating expenses	(2,672,543)	(2,257,309)	(324,243)
Loss from operations	(1,028,934)	(459,723)	(66,036)
Interest income	70,355	60,166	8,642
Interest expense	(2,171)	(14,312)	(2,056)
Other income, net	32,090	21,280	3,057
Loss before income tax expenses	(928,660)	(392,589)	(56,393)
Income tax expenses	-	(2,440)	(350)
Gain/(loss) from equity method investments	1,710	(136)	(20)
Net loss	(926,950)	(395,165)	(56,763)

Less: Net income/(loss) attributable to noncontrolling interest	72	(348)	(50)

Net loss attributable to Sunlands Technology Group	(927,022)	(394,817)	(56,713)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(147.27)	(57.81)	(8.30)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,294,870	6,830,058	6,830,058

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	For the Years Ended December 31,
	2018	2019
	RMB	RMB	US$
Net loss	(926,950)	(395,165)	(56,763)
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	127,586	23,608	3,391
Total comprehensive loss	(799,364)	(371,557)	(53,372)
Less: comprehensive income/(loss) attributable to noncontrolling
interest	72	(348)	(50)
Comprehensive loss attributable to Sunlands Technology
Group	(799,436)	(371,209)	(53,322)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Net revenues	1,973,985	2,193,902
Less: other revenues	(6,961)	(23,481)
Add: tax and surcharges	71,779	123,472
Add: ending deferred revenue	3,286,025	3,228,770
Add: ending refund liability	-	128,478
Less: beginning deferred revenue	(2,110,428)	(3,286,025)
Less: beginning refund liability	-	(6,625)
Gross billings (non-GAAP)	3,214,400	2,358,491

Net loss	(926,950)	(395,165)
Add: income tax expenses	–	2,440
depreciation and amortization	25,778	37,223
interest expense	2,171	14,312
Less: interest income	(70,355)	(60,166)
EBITDA (non-GAAP)	(969,356)	(401,356)